EXHIBIT 1.1
                                                              -----------

                              December 28, 1999



   Board of Directors
   Hemlock Federal Financial Corporation
   c/o Ms. Maureen G. Partynski, Chairman and CEO
   5700 West 159th Street
   Oak Forest, Illinois 60452

   Ladies and Gentlemen:

        As you are aware, my brother and I have been stockholders of Hemlock Federal Financial Corporation ("Hemlock") continuously since its initial public offering in March, 1997. Throughout this period, and as the largest outside shareholders of Hemlock, we have consistently supported the Board of Directors and management even though financial returns to stockholders have been disappointing.

        In reviewing our financial investment in Hemlock, we have concluded that we would like to increase our ownership in Hemlock by means of an acquisition proposal and possibly other stock purchases to achieve ownership of a 100% interest in Hemlock. To accomplish this, we may involve investors other than my brother and myself. To reflect this intent we are filing, concurrent with the submission of this letter to you, a Schedule 13D with the Securities and Exchange Commission, which report, as required by law, discloses our new intent with respect to Hemlock. A copy of the Schedule 13D is enclosed with this letter.

        As soon as possible, I would like to meet with the Board of Directors or its designated representatives to discuss our interest in increasing our ownership. Specifically, we propose that Hemlock engage in a merger transaction with an entity that we would organize for purposes of such merger, in which all outstanding shares of Hemlock are converted into the right to receive cash consideration in a per share amount reflecting a premium over the market value of Hemlock's shares as of the day preceding the date of this proposal. Determination of the final per share price to be paid to Hemlock stockholders would be subject to due diligence reviews and to negotiations with the Board of Directors, but would not be less than $16.50 per share (based upon the number of shares presently outstanding), which is 28% of the price reported on NASDAQ for the day preceding the date of this proposal.






                            (page 12 of 14 pages)





        The merger transaction would be subject to normal terms and conditions customary to comparable transactions, including (as noted) due diligence, approval by the Board of Directors and stockholders of Hemlock, regulatory approvals (which we are prepared to initiate on a prompt and expeditious basis), and negotiation and execution of a definitive merger agreement containing these and other customary terms mutually acceptable to the parties.

        Our proposal contemplates that management of Hemlock would remain and continue to manage Hemlock after the merger. We would also hope that a majority of the present directors of Hemlock would continue to serve as directors following the merger.

        We believe that this proposal will be highly beneficial to Hemlock and its stockholders, and will receive enthusiastic support
   and endorsement from the other stockholders.   At this point, however,
   we have not discussed this proposal with any other persons.

        I look forward to meeting with the Board or its representatives as soon as possible. My telephone number is (630) 571-5570.

                                 Very truly yours,


                                 /s/ John Daly





























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